Exhibit 99.1

Nexa Resources S.A.

Management’s Discussion & Analysis

at September 30, 2017

Release date: November 10, 2017

For immediate release

MD&A – SEPTEMBER 30, 2017

NEXA RESOURCES S.A. (NEXA) RESULTS FOR THE THREE AND NINE MONTHS ENDED ON SEPTEMBER 30, 2017

THIS MANAGEMENT’S DISCUSSION AND ANALYSIS AND EARNINGS RELEASE IS DATED AS OF NOVEMBER 10, 2017 AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2016. ADDITIONAL INFORMATION IS AVAILABLE ON EDGAR AT WWW.SEC.GOV. AND SEDAR AT WWW.SEDAR.COM. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.

Contact: ir@nexaresources.com	2

MD&A – SEPTEMBER 30, 2017

Highlights

-       Nexa Resources S.A. (TSX: NEXA, NYSE: NEXA) (formerly VM Holding S.A.) (“Nexa Resources”, “Nexa”, or the “Company”) announced the completion of its initial public offering. The common shares started to trade on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA.” on October 27, 2017 and the initial public offering closed effective on October 31, 2017.

-       Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 12 largest zinc mines in the world, and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2016, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil located in the state of Minas Gerais and one in Peru, in Cajamarquilla.

-       Mining:

o                Higher copper production in the third fiscal quarter of 2017 (or 3Q17) was up 21.7% when compared to 3Q16, partially offsetting a decrease in zinc production

-       Smelting:

o                Stable metallic zinc sales in terms of volume in 3Q17 when compared to 3Q16

-       Financial:

o                Revenue of US$625.8 million 19.7% higher than 3Q16

o                EBITDA margin of 25.8% in 3Q17

o                Net Debt/Adj. EBITDA of 0.77x as of September 30, 2017

US$ million	3Q17	3Q16	3Q17 vs. 3Q16	9M17	9M16	9M17 vs. 9M16

Net Revenues	625.8	522.9	19.7%	1,712.8	1,386.4	23.5%
Adjusted EBITDA(1)	161.3	153.6	5.0%	445.1	376.6	18.2%
Adj. EBITDA Margin(1)	25.8%	29.4%	-360 bp	26.0%	27.2%	-118 bp
Net Income	81.0	48.4	67.4%	141.3	187.5	-24.7%
CAPEX	45.1	32.8	37.6%	130.7	114.6	14.1%
Mining Production(2)	135.2	158.6	-14.7%	406.2	458.8	-11.5%
Smelting Sales(3)	143.6	144.0	-0.3%	410.1	424.5	-3.4%

(1) See “Use of Non-IFRS Financial Measures” below for further information.
(2) Consolidated mining production in terms of zinc equivalent (in kton of contained metal)
(3) Sales of metallic zinc (in kton of product volume)

Contact: ir@nexaresources.com	3

MD&A – SEPTEMBER 30, 2017

Market Overview

Zinc

The average London Metals Exchange (LME) price for zinc in 3Q17 was US$2,963/ton, 31.4% higher than the average price verified in the same quarter of 2016. The price at the end of September was US$3,217/ton.

Source: Bloomberg

Voluntary and involuntary mine production cuts in 2015 and 2016 constrained concentrate availability globally, causing a drawdown of concentrate inventories, reaching a critical level equivalent to 30 days of smelter requirement as of September 2016 against 53 days at the end of 2014, according to Wood Mackenzie. In 2017, the smelters continue to reduce metal supply and are shutting down for maintenance due to lower treatment charges (TCs); in China the spot TC was ~US$50/ton as of September 2017 and ~US$90/ton as of September 2016.

During 3Q17, these factors continued to impact the zinc market. Chinese production cuts due to environmental issues also contributed to the current deficit affecting the global market for zinc.

On the demand side, Europe continues to deliver strong performance, as rising consumer and business confidence boosted economic activity and increased demand in the automotive, white goods and construction sectors. Meanwhile, the deceleration of the Chinese real-estate sector and a slowdown in construction investment has been partially offset by an increase in the demand from Vietnam.

Comparing the last day of 2Q17 to September 29th, 2017, the LME spot price for zinc rose 16.8% from US$2,754/ton to US$3,217/ton.

Contact: ir@nexaresources.com	4

MD&A – SEPTEMBER 30, 2017

Copper

The average LME copper price in 3Q17 was US$6,349/ton, up 33.0% when compared to the same quarter of 2016. The copper price at the end of September 2017 was US$6,485/ton.

Source: Bloomberg

The copper price closed 3Q17 at US$6,485/ton, up 9.8% from June 30, 2017. Higher prices have been supported by demand that exceeded expectation according to Wood Mackenzie. The supply disruptions that occurred at the beginning of the year (including strikes in Chile and Indonesia) have already been remedied, but the market remains concerned about further reductions. A weaker dollar in the period positively impacted copper prices in 3Q17 due to higher costs of non-US operations.

The price recovery in copper following five years of declines has led to a shift in focus by mining companies towards project development, with several major projects gaining approval. Most of the new projects have production startup predicted for 2019+, although high price scenarios may encourage faster mine developments.

Maintenance shutdowns, combined with the factors mentioned above, drove LME stocks to 297kton as of September 29, 2017 compared to 372kton at the end of September 2016 (representing a decrease of 20.2%).

Contact: ir@nexaresources.com	5

MD&A – SEPTEMBER 30, 2017

Lead

The average LME lead price in 3Q17 was US$2,334/ton, 24.6% higher than the average price verified in 3Q16. The lead price at the end of September 2017 was US$2,519/ton.

Source: Bloomberg

In 3Q17, the LME lead price reached a 6-year high of US$2,519/ton due to a critical Chinese refined metal supply constraint evidenced since mid-September 2017. Besides the shortage of lead concentrates observed in the recent months, which was aggravated by the sanctions imposed on North Korean exports (the third largest supplier of concentrates into China so far this year), lead smelters and mines have been facing high levels of environmental inspections resulting in producers halting operations or performing maintenance shutdowns.

Additionally, lead demand remained robust in the Chinese automotive sector, with an increase in vehicle production of 5.1% year-over-year according to August figures. Battery producers and other lead consumer sectors continue to seek alternative source of refined lead, and consequently Shanghai Futures Exchange (SHFE) stocks are close to exhaustion - from 83kt in May 2017 stocks have fallen by the end of 3Q17 to 13.5kt, a decrease of 83.9%, of which just 4.6kt were live warrants (available for purchase). This drop in inventories caused a significant increase in the LME lead price, but not enough to meet SHFE prices, which opened a positive arbitrage and promoted an increase in Chinese imports of refined lead observed in late September 2017.

Contact: ir@nexaresources.com	6

MD&A – SEPTEMBER 30, 2017

Business Performance

Mining Production Volumes

kton, contained metal	3Q17	3Q16	3Q17 vs. 3Q16	9M17	9M16	9M17 vs. 9M16
Concentrate Production	114.0	135.6	-15.9%	344.4	389.2	-11.5%
Zinc	89.4	109.4	-18.3%	273.4	312.6	-12.5%
Copper	11.9	9.8	21.7%	33.3	30.7	8.5%
Lead	12.7	16.3	-22.4%	37.6	45.8	-17.9%
Silver (koz)	1,835.4	2,150.1	-14.6%	5,402.4	6,325.6	-14.6%
Gold (koz)	7.1	7.5	-4.8%	24.6	19.9	23.3%
Zinc Equivalent[1]	135.2	158.6	-14.7%	406.2	458.8	-11.5%

1Calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 3Q17 average benchmark prices. The prices used for this conversion are: Zinc price: US$2,963/ton; Copper price: US$2,334/ton; Lead price: US$6,349/ton; Silver: US$17/oz; Gold price: US$1,278/oz

Avg. % of metal in treated ore (grade)	3Q17	3Q16	3Q17 vs. 3Q16	9M17	9M16	9M17 vs. 9M16
Zinc	3.04	3.58	-54 bp	3.23	3.51	-28 bp
Copper	0.43	0.37	6 bp	0.42	0.40	3 bp
Lead	0.50	0.60	-10 bp	0.51	0.58	-7 bp

The total concentrates of zinc, copper, lead, silver and gold in produced in mining operations totaled 114.0 kton in 3Q17, a 15.9% decrease when compared to the same period of the previous year. The main reasons for lower production volumes were (i) energy supply disruption in Atacocha mine, (ii) lower grades at the Company’s Cerro Lindo mine in 3Q17 and (iii) the revision of processes in order to assure higher safety standards. Copper production increased by 21.7% in 3Q17, partially offsetting the impacts mentioned above. In the first nine months of 2017, concentrate production totaled 344.4 kton, 11.5% lower when compared to the first nine months of 2016.

Smelting Sales Volumes

kton product volume	3Q17	3Q16	3Q17 vs. 3Q16	9M17	9M16	9M17 vs. 9M16
Metallic zinc	143.6	144.0	-0.3%	410.1	424.5	-3.4%
Zinc oxide	10.2	9.7	4.9%	28.8	28.0	3.0%

Sales of metallic zinc were stable compared to 3Q16, due to the higher production at Cajamarquilla smelter (+2.9%) which was mainly due to higher demand for Special High Grade (SHG) products. In the Company’s Brazilian operations, sales were lower in 3Q17 when compared to the 3Q16 (-4.5%) even though the production of the Company’s Brazilian operations was 3.4% higher in 3Q17 against the 3Q16. In the first nine months of 2017, metallic zinc sales were slightly lower when compared to the same period of 2016 (-3.4%).

Contact: ir@nexaresources.com	7

MD&A – SEPTEMBER 30, 2017

Operational Results

US$ million	3Q17	3Q16	3Q17 vs. 3Q16	9M17	9M16	9M17 vs. 9M16

Net Revenues	625.8	522.9	19.7%	1,712.8	1,386.4	23.5%
COGS	-429.7	-363.5	18.2%	-1,198.5	-1,013.3	18.3%
SG&A	-59.5	-59.8	-0.6%	-175.0	-150.9	16.0%
Selling Expenses	-22.5	-24.0	-6.3%	-64.7	-68.1	-5.1%
General & Adm Expenses	-37.0	-35.9	3.3%	-110.3	-82.7	33.3%
Other Operating Results	-40.9	-17.2	137.8%	-90.1	-52.4	71.9%
Net Financial Result	25.8	-21.6	N/A	-40.1	90.3	N/A
Financial Income	4.2	7.4	-43.1%	25.1	20.2	24.2%
Financial expenses	-29.7	-18.9	57.2%	-81.1	-53.5	51.4%
Foreign exchange, net	51.2	-10.2	N/A	15.8	123.6	N/A
Depreciation	65.2	71.2	-8.5%	200.4	207.4	-3.4%
Adj. EBITDA	161.3	153.6	5.0%	445.1	376.6	18.2%
Adj. EBITDA Margin	25.8%	30.8%	-360 bp	25.5%	27.2%	-118 bp
Net Income	81.0	48.4	67.4%	141.3	187.5	-24.7%
Number of shares (in ‘000)	112,821	112,821	N/A	112,821	70,163	N/A
EPS (in US$)	0.72	0.43	67.4%	1.25	2.67	-53.1%

Note: The information related to each of the nine most recently completed quarters is available on page 15.

Net revenues totaled US$625.8 million in 3Q17, an increase of 19.7% due to higher base metals prices in the global market. The LME zinc price was 31.4% higher than the average of the same quarter of 2016. Copper and lead LME prices also increased by 33.0% and 24.6%, respectively. However, lower concentrate production limited the impact of these price increases.

In the nine months period ended September 30, 2017, net revenues were 23.5% higher compared to the same period of 2016.

Cost of goods sold (COGS) increased by 18.2% due primarily to higher concentrate prices. Process revisions made in order to reinforce safety conditions in the Company’s Peruvian mines impacted costs through 2017, totaling an 18.3% increase in 9M17.

SG&A expenses totaled US$59.5 million in 3Q17, composed of US$22.5 million in selling expenses and US$37.0 million in general and administrative (G&A) expenses. While lower sales volumes resulted in a decrease in selling expenses, G&A expenses slightly increased by 3.3% (or US$1.2 million).

Results for the nine month period ended September 30, 2017 were also impacted by the corporate restructuring within the Nexa Resources business unit, namely the transfer of some corporate employees to Votorantim Metais Zinco S.A. on June 30, 2016.

Contact: ir@nexaresources.com	8

MD&A – SEPTEMBER 30, 2017

Expenses under Other operating results increased to US$40.9 million in 3Q17 from US$17.2 million in 3Q16. Most of those expenses corresponded to (i) expenses with early stage and greenfield projects (mainly Aripuanã and Shalipayco in Brazil and Peru, respectively) and brownfield mining projects (Vazante and Cerro Lindo in Brazil and Peru, respectively), in particular, expenses related to geological analysis and professional engineering services; and (ii) mining obligations.

In 9M17, Other Operating Results totaled US$90.1 million compared to US$52.4 million in 9M16.

Net financial results amounted to US$25.8 million in 3Q17, compared to a negative total of US$21.6 million in 3Q16, an increase of US$47.4 million. Non-cash foreign exchange gains represented a US$61.4 million variation as a result of the impact of exchange variation on U.S. dollar-denominated debt between our subsidiary Votorantim Metais Zinco S.A. (VMZ) and Nexa Resources. Higher financial expenses, driven by an increase in interest on loans and financing, partially offset those gains.

In the first nine months of 2017, Net financial results totaled negative US$40.1 million compared to US$90.3 in the same period of 2016. As mentioned previously, this variation is mainly due to impact of exchange rate variation on U.S. dollar-denominated debt between VMZ and Nexa Resources.

Net income totaled US$81.0 million in 3Q17, an increase of 67.4% when compared to the amount of US$48.4 million in 3Q16 as a consequence of the impacts mentioned above. Net income totaled US$141.3 million in the nine month period ended 2017, a decrease of 24.7% when compared to the same period of 2016, mainly due to the variation of Net financial results.

Adjusted EBITDA(1) totaled US$161.3 million in 3Q17, a 5.0% increase (or US$7.7million) when compared to the same quarter of the previous year, mostly as a result of the higher net revenues as explained above.

In the first nine months of 2017 adjusted EBITDA totaled US$445.1, 18.2% higher than the same period of 2016.

Adjusted EBITDA reconciliation to net income:

US$ million	3Q17	3Q16	9M17	9M16
Adjusted EBITDA	161.3	153.6	445.1	376.6
Gains on sales of investments	-0.4	0.0	4.6	0.4
(Reversal) Impairment - property, plant, equipment	0.0	0.0	0.0	0.3
EBITDA	160.9	153.6	449.6	377.3
Results of investees	0.0	0.0	0.0	-0.2
Depreciation, amortization and depletion	-65.2	-71.2	-200.4	-207.4
Net financial results	25.8	-21.6	-40.1	90.3
Taxes on income	-40.5	-12.4	-67.8	-72.5
Net Income	81.0	48.4	141.3	187.5

Note:

(1) Non-IFRS financial measure. See “Use of Non-IFRS Financial Measures” section for further information.

Contact: ir@nexaresources.com	9

MD&A – SEPTEMBER 30, 2017

Key Financial Results

CAPEX

Total capital expenditure (CAPEX1) amounted to US$45.1 million in the third quarter of 2017, mainly impacted by higher investments in tailings dams of Três Marias smelter in Brazil. Of the total CAPEX, 23% was directed towards brownfield expansion projects, aligned with Nexa’s strategy of growing its mining business.

The main expansion project impacting CAPEX in 3Q17 is the ongoing deepening of the Vazante mine. Other brownfield mining projects, including the development of the Trend Ambrosia at the Company’s Morro Agudo mine, are also included in expansion CAPEX. Current investments in early-stage mining projects are considered expenses in operating results (see “Operational Results – Other Operating Results”).

Non-expansion projects account for 77% of total CAPEX. Main non-expansion projects are related to environmental, health and safety investments, maintenance expenditures and investments in tailings dams.

CAPEX for the first nine months of 2017 totaled US$130.7 million (24.8% being expansion and 75.2% non-expansion) compared to US$114.6 in the same period of 2016.

1  Total capital expenditure (CAPEX) is the sum of acquisitions of property, plant and equipment and acquisition of intangible assets, as published in the Condensed consolidated interim statement of cash flows

Contact: ir@nexaresources.com	10

MD&A – SEPTEMBER 30, 2017

Liquidity and Indebtedness

As of September 30, 2017:

On May 4, 2017, Nexa issued a ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing bank debt, extending Nexa’s total debt maturity and (ii) for general corporate purposes.

As of September 30, 2017, the average maturity of the total debt was 7.1 years.

Total debt was US$1,434.2 million (principal only) as of September 30, 2017, mainly divided into (i) eurobonds issued by Nexa and our subsidiary Compañia Minera Milpo S.A.A. (Milpo), US$700 million due 2027 and US$343 million due 2023, respectively (72.7% of the total debt), (ii) debt with banks (16.1% of the total debt, or US$231.6 million), (iii) BNDES loans in Brazil (5.3% of the total debt, or U$$76.4 million) and (iv) other debt (5.8% of total debt, or US$83.2 million). Only 2.5% (US$36.3 million) of the total debt matures before year-end 2018.

In terms of currency, US$1,289.2 million (or 89.9% of total indebtedness) is denominated in U.S. dollars and US$144.9 million (or 10.1% of total indebtedness) is denominated in Brazilian reais.

At September 30, 2017, Nexa reported Net Debt of US$363.3 million2, resulting in a 0.77x Net Debt/Adj. EBITDA ratio when considering the last twelve months adjusted EBITDA of US$472.4 million as of September 30, 2017.

The pro-forma Net Debt/Adj. EBITDA ratio as of September 30, 2017, is 0.74x, taking into account (i) the primary resources coming from the IPO (US$311.6 million after deducting the underwriting discounts and commissions but before expenses) and the following obligations: (i) the dividends paid on October 16, 2017 by our subsidiary Milpo to its shareholders, of which Milpo’s non-controlling shareholders received US$58.3 million; (ii) the share premium reimbursement to our shareholders in the total amount of US$150.0 million made on October 20, 2017; (iii) assumed obligations related to energy assets of USD109.0 million and (iv) USD8.3 million of other effects.

2  Including interest accrual and costs, according to the Company’s covenants criteria

Contact: ir@nexaresources.com	11

MD&A – SEPTEMBER 30, 2017

Capital Resources

Our principal cash requirements consist of the following:

• working capital requirements;

• capital expenditures relating to maintenance and expansion investments;

• servicing of our indebtedness; and

• distributions to our shareholders.

Our principal sources of liquidity have historically consisted of the following:

• cash flows from operations;

•   long-term borrowings from banks and the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; and

• issuance of debt securities in the international capital markets.

During the three and nine months ended September 30, 2017, we used cash flow generated by our operations primarily for working capital requirements, share premium reimbursements and investment activities, as well as to service our indebtedness. As of September 30, 2017, our consolidated cash, cash equivalents and financial investments amounted to US$1,077.3 million.

During 2017, we made distributions to our shareholders through share premium reimbursements. The share premium is a reserve account of the net equity of a Luxembourg company and can be distributed to the shareholders. We distributed US$140.0 million during the first six months of 2017 and US$290.0 million since July 1, 2017, represented by a US$140.0 million share premium reimbursement on September 15, 2017 and a US$150.0 million share premium reimbursement on October 20, 2017. We have not incurred indebtedness to fund these distributions to our shareholders. Any future payment of dividends or other distributions pursuant to our dividend policy will be subject to the approval of our board of directors or our shareholders, as applicable, based on a number of factors, including our cash balance, cash flow, earnings and expected future cash flows from operations.

Contact: ir@nexaresources.com	12

MD&A – SEPTEMBER 30, 2017

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the three and nine months ended September 30, 2017 and 2016.

US$ million	3Q17	3Q16	3Q17 vs 3Q16	9M17	9M16	9M17 vs 9M16

Net cash flows provided by (used in):
Operating activities	130.2	31.7	310.6%	315.8	231.3	36.5%
Investing activities	-4.3	-227.7	-98.1%	-210.2	-502.3	-58.1%
Financing activities	-163.3	-5.3	2977.4%	-110.6	56.8	N/A
Increase (decrease) in cash and cash equivalents	-37.7	-199.4	-81.1%	-4.9	-212.7	-97.7%
Cash and cash equivalents at the beginning of the period	948.3	608.2	55.9%	915.6	621.4	47.3%
Cash and cash equivalents at the end of the period	910.7	408.8	122.8%	910.7	408.8	122.8%

Our net cash flow provided by operating activities increased by 310.6%, or US$98.5 million, to US$130.2 million in the three months ended September 30, 2017 from US$31.7 million in the corresponding period in 2016, primarily due to an increase of trade payables and increase in interest, monetary update and exchange variations as adjustment to reconcile profit to cash.

In the nine months ended September 30, 2017, it increased by 36.5%, or US$84.5 million, to US$315.8 million, from US$231.3 million in the corresponding period in 2016, primarily due to higher inventory and increase in tax payables, which was partially offset by the deferred revenue of the silver streaming agreement.

Our net cash flow used in investing activities decreased by 98.1%, or US$223.5 million, to US$4.3 million in the three months ended September 30, 2017 from US$227.7 million in the corresponding period in 2016, mainly due to an increase in financial investments.

In 9M17, the net cash flow used in investing activities decreased 58.1%, or US$292.1 million, to US$210.2 million from US$502.3 million in the corresponding period in 2016, mainly due to a decrease of US$170.7 million in related party transactions, when we settled a liability with VSA pursuant to a new agreement signed in June 2017 and increase in financial investments, which was partially offset by the reorganization of the energy assets with the advanced payment for Pollarix acquisition.

Our net cash flow used in financing activities decreased US$158.0 million, to US$163.3 million in the three months ended September 30, 2017 from US$5.3 million in the corresponding period in 2016, primarily due to share premium distribution.

Contact: ir@nexaresources.com	13

MD&A – SEPTEMBER 30, 2017

In the nine months ended September 30, 2017, it decreased US$167.3 million, to a negative US$110.6 million from US$56.8 million in the corresponding period in 2016, primarily due to debt repayment, share premium distribution and energy assets compensation partially offset by the proceeds of the US$700.0 million bond issuance.

Our cash and cash equivalents decreased by US$37.7 million, to US$910.7 million in the three months ended September 30, 2017, from a decrease of US$199.4 million in the corresponding period in 2016, mainly due to an increase in investing activities.

Related Party Transactions

There were no related party transaction in the 3Q17.

Financial Instruments and Derivatives

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver streaming agreement with Triple Flag, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

Subsequent Events

IPO

On October 27, 2017, the Company announced the pricing of its initial public offering and began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”.

On October 31, 2017, the Company announced the closing of its initial public offering of 35,650,000 of its common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by VSA pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares. The Company’s portion of the proceeds of the initial public offering totaled US$328 million or US$311.6 million, after deducting the underwriting discounts and commissions but before expenses.

Dividends

On October 6, 2017, the conversion of US$428.6 million of share capital into share premium was approved in an Extraordinary General Meeting. On October 20, 2017 the Company paid a total amount of US$150 million in share premium to its shareholders.

Contact: ir@nexaresources.com	14

MD&A – SEPTEMBER 30, 2017

Quarterly Results of Operations

US$ million	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15

Net Revenues	625.8	555.8	531.2	526.4	522.9	469.1	394.4	379.0	458.7
COGS	-429.7	-392.8	-376.0	-373.9	-363.5	-334.2	-315.5	-294.4	-376.6
SG&A	-59.5	-57.2	-58.2	-67.1	-59.8	-46.3	-44.8	-45.0	-37.5
Selling Expenses	-22.5	-21.5	-20.7	-22.5	-24.0	-23.4	-20.8	-19.3	-20.9
General & Adm Expenses	-37.0	-35.7	-37.5	-44.6	-35.9	-22.9	-24.0	-25.7	-16.6
Other Operating Results	-40.9	-27.4	-21.8	-125.4	-17.2	-30.6	-4.6	-4.7	-23.7
Net Financial Result	25.8	-70.0	4.1	-11.2	-21.6	57.5	54.4	1.5	-187.4
Financial Income	4.2	10.6	10.2	4.7	7.4	6.3	6.5	10.4	3.1
Financial expenses	-29.7	-29.0	-22.4	-16.8	-18.9	-19.3	-15.4	-17.1	-13.9
Foreign exchange, net	51.2	-51.6	16.3	0.9	-10.2	70.5	63.3	8.2	-176.6
Depreciation	65.2	66.3	68.9	67.7	71.2	68.2	67.9	71.4	68.8
Adj. EBITDA	161.3	139.7	144.0	27.3	153.6	126.2	96.8	115.6	88.9
Adj. EBITDA Margin	25.8%	25.1%	27.1%	5.2%	29.4%	26.9%	24.5%	30.5%	19.4%
Net Income	81.0	5.1	55.3	-76.9	48.4	93.3	45.8	6.4	-101.7
Number of shares (in ‘000)	112.821	112.821	112.821	112.821	112.821	95.568	1.874	1.874	1.874
EPS (in US$)	0.72	0.05	0.49	-0.68	0.43	0.98	24.44	3.42	-54.27

Critical Accounting Policies and Estimates

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments.

Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include impairment of goodwill and investments; fair value of derivatives and other financial instruments; asset retirement obligations; tax, civil, labor and environmental provision; income tax and other taxes; revenue recognition; determination of mineral reserves as a basis to determine mine life; and use of public assets.

Contact: ir@nexaresources.com	15

MD&A – SEPTEMBER 30, 2017

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Use of Non-IFRS Financial Measures

Our management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Management’s Discussion and Analysis and Earnings Release, we present Adjusted EBITDA, which we define as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment—property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

Contact: ir@nexaresources.com	16

MD&A – SEPTEMBER 30, 2017

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com	17